UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

On December 6, 2010, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, announced that a jury in the Franklin County Circuit Court of the State of Alabama returned an adverse verdict on December 3, 2010 against Ross, in litigation between Ross and Sunshine Mills, Inc. that was initiated in April of 2008.

In the coming months, Ross intends to file several motions and pleadings with the Circuit Court, which may include the following: (i) a request for judgment favorable to Ross despite the verdict, (ii) a request for a reduction in the amount of damages awarded to Sunshine Mills pursuant to the verdict, and/or (iii) a request for a new trial. Depending upon the outcome of the motions and pleadings that Ross asserts, it also intends to appeal the final judgment, which may require that Ross post a bond, the amount of which is yet to be determined. By posting the bond, Ross will have the right to suspend execution of the final judgment, which means any judgment would not have to be paid during the appellate process. The appeals process could take one or more years to complete, and there can be no assurance that Ross will be successful either in reducing or eliminating the jury’s award, or in the appellate process.

Management is evaluating the potential impact of this matter on Ross, CDC Software Corporation, CDC Corporation, and their respective subsidiaries and affiliates.

The full text of the press release issued in connection with the announcement of the verdict is attached as Exhibit 99.1 hereto.

This Form 6-K contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, our beliefs regarding the Sunshine Mills litigation and the outcome thereof, Ross’ expected plans to reverse or reduce the verdict, Ross’ expectations regarding obtaining and posting a bond and the suspension of execution of any final judgement, our beliefs regarding the timing of the appellate process, and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, many of which are outside of our control, including the risk that Ross will not prevail in its future efforts with respect to this matter, including Ross’ efforts to reverse or reduce the jury’s award, or that Ross will not prevail on appeal; the risk of any potential impact a verdict in this case may have on other disputes Ross now or may in the future have; the potential impact of this matter on our business and customers; the risk of obtaining a bond in a sufficient amount and upon terms acceptable to Ross, and other risks. Further information on risks or other factors that could cause results to differ is detailed in CDC Corporation’s filings or submissions with the United States Securities and Exchange Commission, and those of our subsidiary, CDC Software Corporation. All forward-looking statements included herein are based upon information available to management as of the date hereof, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date hereof. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Exhibit	Description

99.1	Press release dated December 6, 2010 – Jury Verdict Against Ross Systems Returned in Sunshine Mills Lawsuit

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2010

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President, Associate General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated December 6, 2010 - Jury Verdict Against Ross Systems Returned in Sunshine Mills Lawsuit